EXHIBIT 99.5

Contractual Cash Obligations

As at December 31, 2014 (Cdn$ millions)	Total	Due in Less Than 1 Year	Due in 1 – 3 Years	Due in 4 – 5 Years	Due After 5 Yrs
Long-term debt	1,500	—	—	500	1,000
Interest on long-term debt	614	69	139	139	267
Provision for reclamation	874	19	60	75	720
Provision for waste disposal	18	2	9	5	2
Other liabilities	62	—	—	—	62
Capital commitments	99	99	—	—	—
Unconditional product purchase commitments [1]	2,168	733	648	285	502

Total contractual cash obligations	5,335	922	856	1,004	2,553

[1]	Denominated in US dollars. Converted to Canadian dollars at the December 31, 2014 rate of Cdn $1.16.

Commercial Commitments

As at December 31, 2014 (Cdn$ millions)	Total amounts committed
Standby letters of credit [1]	942

Total commercial commitments	942

[1]	The standby letters of credit maturing in 2015 were issued with a one-year term and will be automatically renewed on a year-by-year basis until the underlying obligations are resolved. These obligations are primarily the decommissioning and reclamation of Cameco Corporation’s mining and conversion facilities. As such, the letters of credit are expected to remain outstanding well into the future.